Exhibit 99.1

New Oriental Announces Results for the First Fiscal Quarter Ended August 31, 2015

Quarterly Net Revenues Increased by 16.4% Year-Over-Year

Quarterly Student Enrollments Increased by 13.8% Year-Over-Year

Quarterly Operating Income Increased by 17.5% Year-Over-Year

Quarterly Net Income Attributable to New Oriental Increased by 14.4% Year-Over-Year

BEIJING Oct. 20, 2015 /PRNewswire/ — New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended August 31, 2015, which is the first quarter of New Oriental’s fiscal year 2016.

Financial Highlights for the First Fiscal Quarter Ended August 31, 2015

•	Total net revenues increased by 16.4% year-over-year to US$458.5 million for the first fiscal quarter of 2016.

•	Operating income increased by 17.5% year-over-year to US$129.8 million for the first fiscal quarter of 2016.

•	Net income attributable to New Oriental increased by 14.4% year-over-year to US$128.5 million for the first fiscal quarter of 2016.

Key Financial Results

(in thousands US$, except per ADS(1) data)	1Q FY2016	1Q FY2015	% of change
Net revenues	458,489	393,982	16.4%
Operating income	129,846	110,521	17.5%
Non-GAAP operating income(2)(3)	133,595	113,286	17.9%
Net income attributable to New Oriental	128,543	112,360	14.4%
Non-GAAP net income attributable to New Oriental(2)(3)	132,292	115,125	14.9%
Net income per ADS attributable to New Oriental - basic	0.82	0.71	15.2%
Net income per ADS attributable to New Oriental - diluted	0.82	0.71	15.5%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	0.84	0.73	15.7%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	0.84	0.73	16.0%

(1)	Each ADS represents one common share.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)	New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(4)	The Non-GAAP net income per ADS is computed using Non-GAAP net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the First Fiscal Quarter Ended August 31, 2015

•	Total student enrollments in academic subjects tutoring and test preparation courses increased by 13.8% to 1,011,300 for the first fiscal quarter of 2016.

•	The total number of schools and learning centers was 721 as of August 31, 2015, an increase of 10 compared to 711 as of August 31, 2014, and a decrease of 3 compared to 724 as of May 31, 2015. New Oriental added two new schools and closed a net of 5 learning centers in the quarter. The total number of schools was 62 and the total number of learning centers was 659 as of August 31, 2015.

Michael Minhong Yu, New Oriental’s Chairman and Chief Executive Officer, stated, “We are pleased to start fiscal 2016 with a robust top line growth of 16.4%, which exceeded the high end of our expected range. On top of this, we also experienced strong recovery of operating income which grew 17.5% and an increase in profit of 14.4% year-over-year. Also, we continued to experience burgeoning demand for New Oriental’s exceptional educational programs and service offerings despite the softening macroeconomic environment in China. Our company never ceases to improve and innovate our products and services in order to drive demand on all possible fronts. Further, it is important to note that we have found in other periods of economic downturn that education spending proves to be more resilient than most of the other consumer discretionary categories in China and this is being proven once again in the current environment. Turning to the specifics, in the first quarter, our solid revenue growth was mainly driven by total student enrollments, which were up 13.8% in the quarter. We were also encouraged by a strong increase in deferred revenue, which stood at US$511.7 million at the end of the first quarter, up over 28% year-over-year. Our key revenue driver, K-12 after-school tutoring business, had robust gross revenue growth of approximately 29% year-over-year and enrollment growth of over 23%. In particular, our revamped POP Kids program has achieved revenue growth of over 30% year-over-year for the first time since its launch in September 2014. Meanwhile, our U-Can Visible Progress Teaching system was successfully rolled out across all cities in New Oriental’s nationwide school network and the U-Can middle and high school all-subjects after-school tutoring business recorded gross revenue growth of more than 28% year-over-year and enrollment growth of approximately 24%.”

Mr. Yu continued, “In addition, as we kicked off the new fiscal year, further progress was made in executing the “Optimize the Market” strategy. We opened two new schools in the cities of Wenzhou and Quanzhou. We closed a net of 5 learning centers while expanded some existing learning centers by adding a total of approximately 11,000 square meters of additional classroom area. For the rest of fiscal 2016, we will remain fully committed to our expansion plan in existing cities and continue to look for profitable opportunities in new cities. The rollout of the online and offline integration in our key business lines, including U-Can Visible Progress Teaching system and POP Kids program, has been successful and has enabled us to capture extra growth. We also continued the investment in building our O2O integrated education ecosystem and this is progressing well. Furthermore, our pure online education platform, Koolearn.com, recorded revenue growth of approximately 32% year-over-year, with paid users up by more than 150%.”

Stephen Zhihui Yang, New Oriental’s Chief Financial Officer, commented, “While our overall top line performance rebounded this quarter, we also continued to focus on cost control across the organization. This meant that despite the heavy investment in our O2O integrated ecosystem, operating margin increased by 20 basis points from a year ago to 28.3%, which was mainly driven by the improved utilization of facilities as well as operational efficiency. Going forward, we will continue to work to deliver sustainable profitability as well as long-term shareholder value.”

Financial Results for the First Fiscal Quarter Ended August 31, 2015

Net Revenues

For the first fiscal quarter of 2016, New Oriental reported net revenues of US$458.5 million, representing a 16.4% increase year-over-year. Net revenues from educational programs and services for the first fiscal quarter were US$422.4 million, representing a 16.9% increase year-over-year. The growth was mainly driven by increases in student enrollments in K-12 after-school tutoring courses and in average selling price of test preparation courses.

Total student enrollments in academic subjects tutoring and test preparation courses in the first fiscal quarter of 2016 increased to approximately 1,011,300.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$328.6 million, representing a 15.9% increase year-over-year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$324.9 million, representing a 15.7% increase year-over-year.

•	Cost of revenues increased by 15.6% year-over-year to US$171.7 million, primarily due to increases in teachers’ compensation for more teaching hours.

•	Selling and marketing expenses decreased by 0.3% year-over-year to US$49.4 million.

•	General and administrative expenses increased by 25.9% year-over-year to US$107.6 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$103.9 million, representing a 25.6% increase year-over-year, primarily due to increases in R&D expenses and human resources expenses related to the development of our online and offline integrated education ecosystem.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 35.6% to US$3.7 million in the first fiscal quarter of 2016.

Operating Income and Operating Margin

Income from operations was US$129.8 million, a 17.5% increase from US$110.5 million in the same period of the prior fiscal year. Non-GAAP income from operations for the quarter was US$133.6 million, a 17.9% increase from US$113.3 million in the same period of the prior fiscal year.

Operating margin for the quarter was 28.3%, compared to 28.1% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 29.1%, compared to 28.8% in the same period of the prior fiscal year.

Net Income and EPS

Net income attributable to New Oriental for the quarter was US$128.5 million, representing a 14.4% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.82 and US$0.82, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental for the quarter was US$132.3 million, representing a 14.9% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.84 and US$0.84, respectively.

Cash Flow

Net operating cash flow for the first fiscal quarter of 2016 was approximately US$179.8 million. Capital expenditures for the quarter were US$17.8 million, which were primarily attributable to the opening of 34 new learning centers and renovations at existing learning centers.

Balance Sheet

As of August 31, 2015, New Oriental had cash and cash equivalents of US$525.4 million, as compared to US$531.3 million as of May 31, 2015. In addition, the Company had US$69.0 million in term deposits, US$721.6 million in short-term investment and US$244.3 million in long-term held-to-maturity investments consisting of trusts guaranteed by a bank with the maturity date more than one year from the date of purchase as of August 31, 2015.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the first quarter of fiscal year 2016 was US$511.7 million, an increase of 28.3% as compared to US$398.9 million at the end of the first quarter of fiscal year 2015.

Outlook for Second Quarter of Fiscal Year 2016

New Oriental expects total net revenues in the second quarter of fiscal year 2016 (from September 1, 2015 to December 30, 2015) to be in the range of US$267.0 million to US$276.4 million, representing year-over-year growth in the range of 13% to 17%.

If not including the impact from the recent depreciation of Renminbi against the U.S. Dollar, the projected revenue growth rate is expected to be in the range of 17% to 21% for the second quarter of fiscal year 2016.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on October 20, 2015, U.S. Eastern Time (8 PM on October 20, 2015, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
UK:	+44-20-3059-8139

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until October 28, 2015:

International:	+61-2-8199-0299
Passcode:	35437013

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2016, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of August 31 2015	As of May 31 2015
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	525,449	531,298
Restricted cash, current	3,977	944
Term deposits	68,952	69,091
Short term investments	721,616	599,935
Accounts receivable, net	3,262	4,222
Inventory	25,974	23,983
Deferred tax assets, current	13,515	17,988
Prepaid expenses and other current assets	100,297	97,833
Amounts due from related parties, current	2,404	3,586

Total current assets	1,465,446	1,348,880
Property, plant and equipment, net	231,328	231,463
Land use rights, net	4,115	4,262
Amounts due from related parties, non-current	946	1,497
Deferred tax assets, non-current	6,094	5,040
Long term deposit	15,774	15,268
Long term prepaid rent	433	424
Restricted cash, non-current	2,410	2,481
Intangible assets	3,537	3,919
Goodwill	10,882	11,194
Long term investments	336,318	325,991
Other non-current assets	2,948	1,118

Total assets	2,080,231	1,951,537

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to New Oriental of US$17,809 and US$20,279 as of May 31, 2015 and August 31, 2015, respectively)	20,336	17,888
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to New Oriental of US$157,466 and US$162,590 as of May 31, 2015 and August 31, 2015, respectively)	184,674	178,803
Dividend payable (including dividend payable of the consolidated VIEs without recourse to New Oriental of nil and nil as of May 31, 2015 and August 31, 2015, respectively)	62,668	—
Income taxes payable (including income tax payable of the consolidated VIEs without recourse to New Oriental of US$25,028 and US$34,772 as of May 31, 2015 and August 31, 2015, respectively)	36,610	25,376
Amounts due to related party (including amounts due to related parties of the consolidated VIEs without recourse to New Oriental of US$1,995 and US$152 as of May 31, 2015 and August 31, 2015, respectively)	165	1,995
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to New Oriental of US$470,903 and US$509,024 as of May 31, 2015 and August 31, 2015, respectively)	511,728	501,170

Total current liabilities	816,181	725,232
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to New Oriental of US$1,600 and US$1,536 as of May 31, 2015 and August 31, 2015, respectively)	2,306	2,461

Total long-term liabilities	2,306	2,461
Total liabilities	818,487	727,693

Noncontrolling interests	1,394	3,496
Total New Oriental Education & Technology Group Inc. shareholders’ equity	1,260,350	1,220,348

Total shareholder’s equity	1,261,744	1,223,844
Total liabilities and shareholder’s equity	2,080,231	1,951,537

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2015	2014
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	422,351	361,371
Books and others	36,138	32,611

Total net revenues	458,489	393,982

Operating costs and expenses (note 1):
Cost of revenues	171,651	148,476
Selling and marketing	49,377	49,532
General and administrative	107,615	85,453

Total operating costs and expenses	328,643	283,461

Operating income	129,846	110,521

Other income, net	17,675	16,092
Provision for income taxes	(17,939)	(14,193)
Loss from equity method investment	(998)	(60)

Net income	128,584	112,360
Net gain attributable to the noncontrolling interests	(41)	—

Net income attributable to New Oriental Education & Technology Group Inc.	128,543	112,360

Net income per share attributable to New Oriental-Basic	0.82	0.71
Net income per share attributable to New Oriental-Diluted	0.82	0.71
Net income per ADS attributable to New Oriental-Basic (note 2)	0.82	0.71
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.82	0.71
Other comprehensive income, net of tax	(33,930)	26,600

Comprehensive income	94,654	138,960

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	94,613	138,960

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended August 31
	2015	2014
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative	3,749	2,765

Total	3,749	2,765

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2015	2014
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	107,615	85,453
Share-based compensation expense in general and administrative expenses	3,749	2,765

Non-GAAP general and administrative expenses	103,866	82,688
Total operating costs and expenses	328,643	283,461
Share-based compensation expenses	3,749	2,765

Non-GAAP operating costs and expenses	324,894	280,696
Operating income	129,846	110,521
Share-based compensation expenses	3,749	2,765

Non-GAAP operating income	133,595	113,286
Operating margin	28.3%	28.1%
Non-GAAP operating margin	29.1%	28.8%
Net income attributable to New Oriental	128,543	112,360
Share-based compensation expenses	3,749	2,765

Non-GAAP net income	132,292	115,125
Net income per ADS attributable to New Oriental- Basic (note 1)	0.82	0.71
Net income per ADS attributable to New Oriental- Diluted (note 1)	0.82	0.71
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	0.84	0.73
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	0.84	0.73
Weighted average shares used in calculating basic net income per ADS (note 1)	156,562,405	157,683,856
Weighted average shares used in calculating diluted net income per ADS (note 1)	157,010,006	158,557,580
Non-GAAP income per share - basic	0.84	0.73
Non-GAAP income per share - diluted	0.84	0.73

Note 1: Each ADS represents one common share.